UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ⬜ Form C: Offering Statement
- ⬜ Form C-U: Progress Update
- ⬜ Form C/A: Amendment to Offering Statement
  - ⬜ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ⬜ Form C-AR/A: Amendment to Annual Report
- ⬜ Form C-TR: Termination of Reporting

Name of issuer
Issuer Pixel, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> January 22, 2021

Physical address of issuer
7528 Las Vegas Blvd. S, Ste 316, Las Vegas, NV 89123

Website of issuer
https://videoxrm.com

Name of co-issuer
Issuer Pixel I

Legal status of co-issuer

> ***Form***
> Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 22, 2021

Physical address of co-issuer
4104 24th St. , PMB 8113, San Francisco, CA 94114

Website of co-issuer
wefunder.com

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$132,788.00	$11,500.00
Cash & Cash Equivalents	$90,915.00	$377.00
Accounts Receivable	$35,000.00	$0.00
Short-term Debt	$1,096,695.00	$0.00
Long-term Debt	$168,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$943,896.00	-$39,641.00

May 8, 2023

FORM C-AR

Issuer Pixel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Issuer Pixel, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://videoxrm.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Issuer Pixel, Inc. (the "Company") is a Delaware Corporation, formed on January 22, 2021.

The Company is located at 7528 Las Vegas Blvd. S, Ste 316, Las Vegas, NV 89123.

The Company's website is https://videoxrm.com.

The information available on or through our website is not a part of this Form C-AR.

Issuer Pixel I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on October 22, 2021.

The Co-Issuer is located at 4104 24th St. , PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is wefunder.com .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Issuer Pixel is an online video/audio platform that helps companies: 1) Centralize their content. 2) Control their content. 3) Distribute their content. 4) Make it easy for them to be found.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk.
You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.
These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Customers do not find enough value in Issuer Pixel, and decide use major players, such as Youtube, Vimeo, and Wistia instead.

Competitors (i.
e. Youtube, Wistia, Vimeo) notice the Issuer Pixel platform, and decide to incorporate Issuer Pixel features into their own platform.

Vendors that we have APIs with (Facebook, Instagram, Twitter) decide to shutdown their APIs, resulting in Issuer Pixel losing important features.

United States relationship with China weakens and China bans US companies from the Chinese video market.

Issuer Pixel develops features to slow, and a new competitor enters the audio/video marketplace.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Issuer Pixel is an online video/audio platform that helps companies: 1) Centralize their content. 2) Control their content. 3) Distribute their content. 4) Make it easy for them to be found.

Business Plan - The Company

Issuer Pixel is an online, video and audio-sharing platform connecting companies to the world. T hrough the Issuer Pixel platform, companies will be connected to the investment community and strategic partners for awareness, shareholder sponsorship, and virtual due diligence. Companies (issuers) receive global and cost-effective exposure. Investors and partners receive the ability to search and find companies and industries with relevant results. Over the last 9-months, we have assembled a team of more than 14 people, built the portal for companies to upload their videos, obtained a patent (pending) to protect Issuer Pixel's intellectual property, and are preparing for our March 2021 launch. Also, we have assembled a marketing strategy and are targeting specific industries for the Issuer Pixel platform. We have already received permission from various companies to use their video and audio content on our platform.

Business Plan - The Co-Issuer

Issuer Pixel I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and

- Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

We have no new products in development.

The products and services are distributed via the web.

Competition

The Company's primary competitors are YouTube, Vimeo, Wistia.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of mobile communication and media devices, personal computers and other digital electronic devices. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

N/A

The Company's customers are primarily in the consumer, small and medium sized business, and education markets.

Intellectual Property

The Company is dependent on the following intellectual property:

Issuer Pixel has at least one patent pending that covers its proprietary online content delivery platform and related technology.

Governmental/Regulatory Approval and Compliance

We are subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation with respect health care for our employees, those relating to building and zoning requirements and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 7528 Las Vegas Blvd. S, Ste 316, Las Vegas, NV 89123

The Company has the following additional addresses:

The Company conducts business in Nevada .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Baker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Issuer Pixel - 2020 - Present; Advisor, INVO Bioscience - 2020 - Present; Managing Member, Mercadyne Automated Properties LLC - 2014 -Present. Short Bio: David is responsible for the overall success of Issuer Pixel. He also co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems, Inc. David's 29-year career includes leading three hedge funds, proprietary trading, investment banking, and securities brokerage.

Education

Name

David Guzy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, CR, PO, Treasurer 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Interim CFO, Issuer Pixel - 2020 - Present; President, T he Guzy Group - 2018 - Present; Bank Of America, Portfolio Officer - 2020; Bank Of America, Assistant Vice President - 2018 -2020; Barry-Wehmiller Design Group - 2015 - 2018. Short Bio: David is responsible for the design, construction, management of industry taxonomies for the Issuer Pixel platform. He is also the interim CFO. David has previous big bank experience and has founded, owned, and operated a data and financial analytics consulting firm.

Education

Name

Vadim Tarasov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIP 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CIO, Issuer Pixel - 2020 - Present; CIO, Slick Development LLC- 2015 - Present. Short Bio: Vadim is responsible for designing, leading, and managing technology and information systems across all internal operations. Vadim has co-owned a software development company for 8-years and has worked with start-ups and Fortune 500 companies.

Education

Name

Byron Kwok

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CT O, Issuer Pixel - 2020-Present; CT O, Slick Development LLC- 2015 - Present. Short Bio: Byron is responsible for building the Issuer Pixel technology platform. His primary expertise lies in database design and back-end development with a strong emphasis on secure, scalable architecture. Byron has co-owned a software development company with Vadim for 8-years.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

David Baker

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Issuer Pixel - 2020 - Present; Advisor, INVO Bioscience - 2020 - Present; Managing Member, Mercadyne Automated Properties LLC - 2014 -Present. Short Bio: David is responsible for the overall success of Issuer Pixel. He also co-founded Revere Data LLC (fka Sectorbase), which was eventually acquired by Factset Data Systems, Inc. David's 29-year career includes leading three hedge funds, proprietary trading, investment banking, and securities brokerage.

Education

Name

David Guzy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, CR, PO, Treasurer 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Interim CFO, Issuer Pixel - 2020 - Present; President, T he Guzy Group - 2018 - Present; Bank Of America, Portfolio Officer - 2020; Bank Of America, Assistant Vice President - 2018 -2020; Barry-Wehmiller Design Group - 2015 - 2018. Short Bio: David is responsible for the design, construction, management of industry taxonomies for the Issuer Pixel platform. He is also the interim CFO. David has previous big bank experience and has founded, owned, and operated a data and financial analytics consulting firm.

Education

Name

Vadim Tarasov

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CIP 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CIO, Issuer Pixel - 2020 - Present; CIO, Slick Development LLC- 2015 - Present. Short Bio: Vadim is responsible for designing, leading, and managing technology and information systems across all internal operations. Vadim has co-owned a software development company for 8-years and has worked with start-ups and Fortune 500 companies.

Education

Name

Byron Kwok

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CT O, Issuer Pixel - 2020-Present; CT O, Slick Development LLC- 2015 - Present. Short Bio: Byron is responsible for building the Issuer Pixel technology platform. His primary expertise lies in database design and back-end development with a strong emphasis on secure, scalable architecture. Byron has co-owned a software development company with Vadim for 8-years.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 20 employees in Nevada.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	A Common Stock
Amount outstanding	13,289,262
Voting Rights	20 votes per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	B Common Stock
Amount outstanding	265,200
Voting Rights	1 vote per share
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $1,264,695.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	265,200	$182,195.00	Marketing, development of intellectual property	October 25, 2021	Regulation CF
Common Stock		$211,538.00	General Operations	August 1, 2021	Regulation CF
Common Stock		$250,000.00	General Operations	October 1, 2021	Other

Ownership of the Company

A majority of the company is owned by a few people. Those people are Byron Kwok, Vadim Tarasov, David Baker.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Byron Kwok	21.8%
Vadim Tarasov	21.8%
David Baker	48.7%

_____

Below the beneficial owners of 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$943,896.00	$0.00	$0.00

Operations

Milestones Issuer Pixel, Inc was incorporated in the State of Delaware in January 2021. Since then, we have: - CEO has had private-to-IPO exits, producing investment returns of 1,300x (ZAGG) and 400x (GLXZ) - CEO co-founded fintech company Revere Data LLC, which was acquired by Factset Data Systems in 2013 - Company currently in Beta - growing customers by 150% per month - Patent strategy protects Issuer Pixel's intellectual property 1 patent issued, 2 patents pending (patents owned by Issuer Pixel, Inc) - Recently applied for millions in government grants (4 grants) to minimize investor dilution - Video/Audio Library with Total Content Control and Uniform and Relevant Video/Audio Search Results

Issuer Pixel. Inc cash in hand is $52,000, as of September 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5.000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months. Since the date of our financials, we have increased our development budget and marketing budget, but the change was not material. We are in beta, and are hoping to generate revenue in 6-months. We are in Beta, and plan to begin generating revenue in 6-months. Revenue will most likely NOT be generated before month 6. We believe if we raise $400,000, we'll be able to go to market and start generating revenue by March, 2022. Six months after that point, we aim to generate $588,000 in revenue and $290,000 in expenses. These projections cannot be guaranteed.

Liquidity and Capital Resources

In 2021, the Company conducted an offering pursuant to Regulation CF.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Founders
Relationship to the Company	Founders
Total amount of money involved	$250,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Price Round

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Companyor the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/David Baker
(Signature)

David Baker
(Name)

CEO, President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Tommarello
(Signature)

Nicholas Tommarello
(Name)

CEO of Wefunder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/David Baker

(Signature)

David Baker

(Name)

CEO, President

(Title)

05/04/2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

VideoXRM, Inc.
Balance Sheet
For The Periods Ended December 31, 2022 And December 31, 2021

<u>ASSETS</u>

		2022		2021
CURRENT ASSETS				
Cash	$	90,915	$	36,880
Accounts receivable from shareholders		35,000		
TOTAL CURRENT ASSETS		125,915		36,880
NON-CURRENT ASSETS				
Patent Costs		6,873		6,873
TOTAL NON-CURRENT ASSETS		6,873		6,873
TOTAL ASSETS	$	132,788	$	43,753

<u>LIABILITIES AND SHAREHOLDERS' EQUITY</u>

		2022		2021
CURRENT LIABILITIES				
Accrued Expenses and Other Current Liabilities	$	1,073,880	$	498,833
Accounts payable		22,815		-
Accrued coupon redemption		-		-
Deferred tax liability (current)		-		-
TOTAL CURRENT LIABILITIES		1,096,695		498,833
LONG-TERM LIABILITIES				
Long-term Liabilities to Shareholders		168,000		-
TOTAL LONG-TERM T LIABILITIES		168,000		
TOTAL LIABILITIES	$	1,264,695	$	498,833
SHAREHOLDERS' EQUITY				
Common Stock-Class A (25,000,000 authorized; 18,206,000 issued; $.001 par vaule)		18,206		14,022
Common Stock-Class B (25,000,000 authorized; 176,000 issued; $.001 par value)		176		185
Additional Paid in Capital		598,791		335,895
Retained Earnings (Deficit)		(805,183)		(39,641)
Net income		(943,896)		(765,542)
TOTAL SHAREHOLDERS' EQUITY		(1,131,907)		(455,081)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	132,788	$	43,753

VideoXRM, Inc.
Income Statement
For The Periods Ended December 31, 2022 And December 31, 2021

		2022		2021
OPERATING EXPENSES				
General and Administrative	$	371,069	$	244,272
Compensation		563,003		498,833
Advertising		9,824		22,437
TOTAL OPERATING EXPENSES		943,896		765,542
NET LOSS FROM OPERATIONS		(943,896)		(765,542)
NET LOSS	$	(943,896)	$	(765,542)
Weighted Avg Common Shares Outstanding		22,104,532		14,207,553
NET LOSS PER SHARE	$	(0.043)	$	(0.054)

VideoXRM, Inc.
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-943,895.91
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable from shareholder		-35,000.00
Prepaid expenses		-2,698.85
Short-term loans from shareholders:Short-term Liability from Vadim/Byron (Development Exp)		12,044.00
Current Liabilities to Vendors		16,315.00
Current Liabilities to shareholders		6,500.00
Payroll Liabilities:Accrued Compensation Payable		1,061,836.00
Long-term loans from shareholders		168,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	1,226,996.15
Net cash provided by operating activities	$	283,100.24
FINANCING ACTIVITIES		
Additional paid in capital		598,790.79
Common stock		14,207.00
Retained Earnings		-805,183.00
Net cash provided by financing activities	-$	192,185.21
Net cash increase for period	$	90,915.03
Cash at end of period	$	90,915.03

Nature of Operations and Basis of Accounting

VideoXRM Inc. operates a global, searchable, company and industry-specific video and audio-sharing platform for companies, investors, partners, and suitors. The company's platform allows users to manage their audio, video, and document files. The company was incorporated in 2021 as a Delaware C-corporation and is based in Las Vegas, Nevada.

VideoXRM's patent-pending technology platform leverages the power of machine learning and artificial intelligence to make unstructured video content easily discoverable, providing value to all parties - searchers and content providers - in the rich media ecosystem. Issuer Pixel plans to launch its beta program in May or June 2022, allowing an initial group of companies to register and upload their video assets to the platform, following which the service will open for business search users.

VideoXRM's platform and smart search technology create value and knowledge from mountains of unstructured digital media, delivering greater return from content investments. The Company's mission is harnessing the enhanced communicative power of rich media through a new channel that connects businesses with their target audiences around the world.

The accompanying consolidated financial statements include the accounts of VideoXRM.

Cash and Cash Equivalents
Only cash held in business bank accounts is considered Cash in the financial statements

Accounts Receivable

Accounts receivable of $35,000 at the end of 2022 reflects the receivable amount from owner David Baker in his promissory note to VideoXRM dated November 17th, 2022 with the principal sum of $88,000.00, together with interest thereon from the date of this Note (the "Note"). Interest shall accrue at a rate of 6.15% per annum, compounded annually. The principal and accrued interest shall be due and payable by the Company on demand by the Lender at any time after November___, 2024 (the "Maturity Date").

Property, Plant and Equipment.

No PPE amount incurred in operations in year 2022 and 2021

Liabilities

Long-term liability of $168,000 consists relates to the following two promissory notes initiated by founder/shareholder David Baker to VideoXRM in 2022:

- $80,000 relates to the promissory note dated June 14th, 2022 with the principal sum of $100,000.00, together with interest thereon from the date of this Note (the "Note"). Interest shall accrue at a rate of 2.21% per annum, compounded annually. The principal and accrued interest shall be due and payable by the Company on demand by the Lender at any time after June_14th__, 2024 (the "Maturity Date").

- $88,000 relates to the promissory note dated November 17th, 2022 with the principal sum of $88,000.00, together with interest thereon from the date of this Note (the "Note"). Interest shall accrue at a rate of 6.15% per annum, compounded annually. The principal and accrued interest shall be due and payable by the Company on demand by the Lender at any time after November 17th, 2024 (the "Maturity Date").

Accounts Payable:

Reflects the accounts payable of $22,815 of independent consultant fee and software development expense David Baker paid on behalf of the company during December 2022.

Compensation

Accrued expenses mainly include the deferred compensation to three founders (David Baker, Vadim Tarasov and Byron Kwok) based on their employment agreements with VideoXRM Inc.

Stock-Based Compensation

Common stock B (also called restricted stock units -RSU) has been used as part of the compensation for independent consultants of the company.

Revenue Recognition

There are no revenues realized in the fiscal year 2022 and 2021.